Helix Acquisition Corp.

c/o Cormorant Asset Management, LP

200 Clarendon Street, 52nd Floor

Boston, MA 02116

October 15, 2020

VIA EDGAR

Maryse Mills-Apenteng

Division of Corporation Finance – Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Helix Acquisition Corp.
Registration Statement on Form S-1
Filed October 1, 2020, as amended
File No. 333-249197

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Helix Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 19, 2020, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Chief Executive Officer and Chairman

cc: Colin Diamond, White & Case LLP

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